COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
         (in thousands)

Earnings Calculation:

         Pre-tax income                              $        13,305
         plus: Fixed charges                                  20,041
                                                     ---------------
         Total                                       $        33,346
                                                     ===============


Fixed Charges Calculation:

         Interest exp. on borrowings                 $        18,992
         Rent expense                                          1,049
                                                     ---------------


         Total                                       $        20,041
                                                     ===============


Ratio                                                           1.66
                                                     ---------------